350 East Las Olas Boulevard, Suite 1750

Ft. Lauderdale, FL 33301-4268

Telephone: 954-991-5420

Facsimile: 844-670-6009

http://www.dickinsonwright.com

Clint J. Gage

CGage@dickinsonwright.com

954-991-5425

February 21, 2025

Aisha Adegbuyi

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re:	Worthy Wealth Realty, Inc.
Offering Statement on Form 1-A
Filed January 17, 2025
File No. 024-12536

Dear Ms. Adegbuyi:

We serve as counsel to Worthy Wealth Realty, Inc. (the “Company”) and have been asked to provide this narrative response to your comment letter, dated February 3, 2025, on behalf of the Company. Where applicable, revisions have been made to the Company’s Amended Offering Statement, which has been filed as Amendment No. 2 (“Amendment 2”) to Offering Statement on Form 1-A (the “Offering Statement”). The Company responds as follows:

Offering Statement on Form 1-A

General

1. We note the statement on the cover page that you are conducting a Regulation 506(c) offering, and that the terms may be different. Given the two public offerings, please clarify how someone is able to find the terms of the other offering to determine if they are better or more suitable for the potential investor.

Response:

In Amendment 2 the Company has clarified that if during the offering period under the Offering Statement, at any time the Company is conducting a concurrent Regulation 506(c) offering, potential investors will have the ability, through the Worthy Wealth Website and Worthy Wealth App (the only sources for a potential investor to invest in the offering under the Offering Statement), to view the terms of, and investor qualification requirements for, each such offering, and to invest in one, both, or neither.

United States Securities and Exchange Commission February 21, 2025 Page 2	Dickinson Wright PLLC

2. We note your disclosure on page 31 and the statement in your response to prior comment 2 that the website and Worthy App will include a link to separate offerings by you, Worthy Wealth, Inc., and any subsidiaries of Worthy Wealth, Inc., “which link(s) will clearly distinguish between each such offering then available.” We also note that the website currently advertises “Worthy Bonds” at 7% interest. Please revise Summary and where appropriate and advise us of the following:

Response:

The website through which the offering under the Offering Statement will be made is www.worthywealth.com (the “WW Website”). That website does not contain information with respect to an offering of 7% Worthy Bonds. The WW Website, as well as the Worthy Wealth App (collectively, the “Tech Platform”) as stated in prior response 2, will contain only a link to separate offerings by the Company, Worthy Wealth, Inc., and any other subsidiaries of Worthy Wealth, Inc. (the “Worthy Wealth Companies”), which link(s) will clearly distinguish between each such offering then available. Worthy Property Bonds, Inc., and Worthy Property Bonds 2, Inc., are not presently subsidiaries of Worthy Wealth, Inc., the Company’s parent company and sole shareholder, and therefore, any offerings by said companies will not appear on the Tech Platform (“General Response”).

●	Please advise us if the website and Worthy App will be revised to include offering materials for the 9% Worthy Wealth Housing Bonds separate from the current website offering of 7% Worthy Bonds; provide us supplementally with any such offering materials to be used, including screen shots;

Response:

Please see the General Response above. The screenshots in the Amendment 2 are accurate.

●	Please advise us whether and how the separate offerings will distinguish between the different investment objectives; for example, between Worthy Wealth Realty’s “ownership interests in undeveloped properties acquired by infrastructure developers,” Worthy Property Bonds, Inc.’s “Acquisition of Mortgages and Other Liens on and Interests in Real Estate,” and Worthy Property Bonds 2, Inc.’s “Acquisition of Mortgages and Other Liens on and Interests in Real Estate.” In this regard, advise us of how investors are able to know which entity is selling them bonds when they invest in an entity seeking the Acquisition of Mortgages and other Liens on and Interests in Real Estate. See prior comment 9;

Response:

Please see the General Response above. When a potential investor enters the Tech Platform they will have the ability to click through to the Company’s offering, and any other offerings then available by the Worthy Wealth Companies, as detailed in the General Response above, and when they click on any particular offering they will be presented with required disclosure documents (i.e. an offering circular for Regulation A offerings, and a private placement documents for private placements), and other details of the particular offering.

United States Securities and Exchange Commission February 21, 2025 Page 3	Dickinson Wright PLLC

●	With respect to the illiquid nature of the investments, the website states: “Quick Cash: You can easily access your money when you need it.” Please reconcile with disclosure in the Form 1-A that the bonds are subject to repayment at the demand of the holder “subject to liquidity, no sooner than 36 months from the date that the purchase funds have cleared, upon 90 days prior written notice by holder;”

Response:

Please see the General Response above. The statement “Quick Cash: You can easily access your money when you need it.” does not appear on the WW Website.

●	The website refers to “conservative loan-to-value rates between 55% and 65%.” Please revise the offering circular’s discussion of investment strategy to address your anticipated loan-to-value ratios;

Response:

Please see the General Response above. The WW Website does not refer to “conservative loan-to-value rates between 55% and 65%.”

●	The website discussion of Worthy Bonds states that the no fees or penalties provisions apply to “Worthy Community and Property Bond Funds 1 and 2 only.” Please revise Worthy Website on page 30 and where appropriate to clarify the instances when investors may be charged fees or commissions, including by “other financial intermediaries;” and

Response:

Please see the General Response above. The WW Website does not contain a “discussion . . . that the no fees or penalties provisions apply to “Worthy Community and Property Bond Funds 1 and 2 only.”

●	Please revise the cover page and where appropriate to highlight the key differences between the different offerings; for example, it is unclear if the higher interest rate for the Worthy Wealth Housing Bonds is meant to compensate for the decreased liquidity and/or the different type of real estate asset you seek to invest in compared to the real estate interests of the Target Companies issuing bonds at 7%.

Response:

Please see the General Response above. The Target Companies have not been acquired as of the date hereof, and the terms of the Company’s proposed offering of Worthy Housing Bonds, as set forth in the Offering Statement, have no relation to any prior or current offerings by the Target Companies.

United States Securities and Exchange Commission February 21, 2025 Page 4	Dickinson Wright PLLC

3. We note your response to prior comment 5. We also note the statements in the last risk factor on page 21 that investors must rely only on your “cash flow from operations and possible funding from WWI for repayment of principal and interest,” and that, if those sources are not sufficient to pay any amounts owed under the Worthy Wealth Housing Bonds, “then [investors] may lose all or part of [their] investment.” Additionally, we note the statement on page 7 that $3 million is required to operate for 12 months and that, if you fail to raise at least $20 million sales of Worthy Wealth Housing Bonds, you “may not be able to fully carry out” your plan of operations. Given the offering has no minimum, please revise Summary and where appropriate to clearly disclose your plans for funding quarterly interest payments (1) during the period when operations have not generated cash flow, clarifying the approximate time period you anticipate that to take, and (2) assuming you raise less than 25% of the total offering. For example, if proceeds over the course of a year fund significantly less than the $17.7 million of real estate, as presented in the first column on page 24, it appears that you will not be able to fully carry out your plan of operations. Please revise Business, MD&A or where appropriate to clarify your plan of operations in that event, and include a separate risk factor explaining the risk.

Response:

In Amendment 2 the Company has revised the Offering Statement to provide that:

●	Worthy Wealth, Inc., the Company’s parent company, intends to provide capital contributions, as necessary and to the extent possible, to the Company to satisfy the Company’s operating costs and the Company’s obligations to the holders of Worthy Wealth Housing Bonds.

●	The Company anticipates promptly deploying raised capital through the investments described in the Offering Statement, which investments will provide immediate interest returns sufficient to enable the Company to make interested payments on issued Worthy Wealth Housing Bonds.

●	The orderly liquidation of the Company’s investments pursuant to the terms thereof will enable the Company make all required payments to the holders of Worthy Wealth Housing Bonds upon the redemption thereof.

●	While the Company’s full business model is based upon raising capital of $75 million, the Company can (as described in the foregoing bullet points) successfully operate and meet it’s obligations with funding in an amount less than $75 million.

●	$20 million is not required for the Company to successfully conduct it’s proposed business operations.

Cover Page

4. Please revise the cover page to present the Referral Bonds and quantify the amount being offered.

Response:

In Amendment 2 the Company has revised the cover page of the Offering Statement to present the Referral Bonds and to quantify the amount being offered as a footnote to the proceeds table. The Offering Statement contains numerous specific references to the Referral Bonds, the Referral Program, and the terms thereof.

United States Securities and Exchange Commission February 21, 2025 Page 5	Dickinson Wright PLLC

Summary of the Offering

Worthy Wealth Realty Referral Program, Page 10

5. We note your response to prior comment 4. However, we are unable to locate disclosure clarifying when the referral program will be launched, whether the bonds are only offered to existing investors and how investors know if they qualify. It is also still unclear what actions meet the standard for “qualifying action.” Please revise accordingly.

Response:

While the Company believes the current disclosure in the Offering Statement accurately sets forth information that is responsive to each of the comments in Comment 5, in Amendment 2 the Company has revised the appropriate Referral Program disclosure to more clearly describe the terms of the Referral Program.

Our Business

Plan of Operations, Page 28

6. We note your response to prior comment 7 that your investments will be geographically concentrated in projects in the Southeastern United States. Please disclose which specific states you intend to concentrate these projects. Explain the meaning and potential impact to you and/or investors of the “tenant in common” nature of the investment interests. Additionally, revise the discussion of your investment strategy to disclose the anticipated loan-to-value, credit score and other key characteristics under the investment objectives. For example, are the targeted projects suburban neighborhoods, urban properties, or otherwise? Tell us whether you have been in discussions with “national homebuilders” and provide a basis for the statement that you expect your lenders to resell lots to national homebuilders.

Response:

The investments contemplated by the Company’s business plan do not involve loans, they involve direct investments in real estate projects, which investments will provide for a direct ownership interest in the underlying real estate in the form of a tenant in common interest, with interest payable thereon and a return of capital invested upon sale thereof. The concepts of loan-to-value, credit scores, etc., which are standard in loan transactions, do not apply.

In Amendment 2 the Company has revised the Offering Statement to:

●	Provide that investments will be in projects in high growth, high demand, suburban markets located in the Southeast United States, including North Carolina, South Carolina, Georgia, Alabama, and Tennessee.

●	Further explain the meaning and potential impact of the “tenant in common” nature of the intended investment interests.

●	Clarify that the Company has been in discussions with several infrastructure developers that are seeking investments in their various projects, which infrastructure developers are specifically in the business of developing real estate lots for sale to national homebuilders.

United States Securities and Exchange Commission February 21, 2025 Page 6	Dickinson Wright PLLC

Liquidity and Capital Resources, Page 30

7. Please revise your disclosure on page 31 to clarify what you mean by the statement that you “white label” sublicense the rights to use the Worthy Fintech Platform from WWI.

Response:

In Amendment 2 the Company has clarified that:

●	WWI, not the Company, has “white label” licensed the software underlying the Worthy Fintech Platform from WFI;

●	That the “white label” license has allowed WWI to utilize the technology under the license to create the WWI branded website and app included in the Worthy Fintech Platform; and

●	The Company sublicenses the Worthy Fintech Platform from WWI for use in the Company’s offering.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Certain Relationships and Related Party Transactions, Page 35

8. We note your response to prior comments 3 and 11. You indicate in the first paragraph on page 28 that the purpose of the Acquisition relates to the different business models of the Target Companies compared to your business model. However, you state that not closing the Acquisition would have no impact on you whatsoever, and it appears that you are already a separate legal entity. Please revise to clarify the purpose of the Acquisition.

Response:

In Amendment 2 the Company has clarified that:

●	the business model of each of the Target Companies, while similar to the Company’s business model in that they all involve investments in real estate, are different in that the specific types of real investments in which they invest are not the same.

●	if the Acquisition closes, the Target Companies and the Company will operate as separate legal entities each owned 100% by WWI (i.e. “sister companies”), that each entities’ operations, financing, etc., will be separate and apart from the other entities, and that the failure to close the Acquisition will not change in any manner the intended business operations of the Company as set forth in the Offering Statement.

●	WWI’s purpose for the acquisition is simply to expand its portfolio of subsidiary companies that are engaged in the real estate investment industry.

Please contact the undersigned at (954) 991-5425 or by email at cgage@dickinson-wright.com with any other questions.

Very truly yours,

Clint J. Gage

CJG:sm